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                                                        ------------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)*


                              MIDISOFT CORPORATION
-------------------------------------------------------------------------------

                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  597 413 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Shaul C. Baruch
                                BP Software, Ltd.
                        15851 Dallas Parkway, Suite 1120
                              Addison, Texas 75001
                          Telephone: (972 ) 233-9003
--------------------------------------------------------------------------------
                  Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)


                                  June 15, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 11 Pages

                                  SCHEDULE 13D
---------------------------                           -------------------------
CUSIP No.  597 413 10 3                                  Page 2 of 11 Pages
----------------------------                          -------------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            BP Software Ltd.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) |_|
                                                                       (b) |X|

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC -- See Item 3
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                   Texas
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                           0 Shares
         NUMBER OF          ----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       5,884,615 Shares
           EACH             ----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                          0 Shares
                            ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                        5,884,615 Shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   5,884,615 Shares
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

                   N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   48%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------                           -------------------------
CUSIP No.  597 413 10 3                                  Page 3 of 11 Pages
----------------------------                          -------------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   BP Software, GP, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) |_|
                                                                       (b) |X|

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   Not Applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                   Texas
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                       0 Shares
         NUMBER OF          ----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                      5,884,615 Shares
           EACH             ----------------------------------------------------
         REPORTING          9         SOLE DISPOSITIVE POWER
          PERSON
           WITH                                 0 Shares
                            ----------------------------------------------------
                            10        SHARED DISPOSITIVE POWER

                                        5,884,615 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   5,884,615 Shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                   N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   48%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------                           -------------------------
CUSIP No.  597 413 10 3                                  Page 4 of 11 Pages
----------------------------                          -------------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Shaul C. Baruch
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) |_|
                                                                       (b) |X|

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   PF -- See Item 3
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

                                          250,000 Shares
         NUMBER OF
          SHARES              --------------------------------------------------
       BENEFICIALLY           8        SHARED VOTING POWER
         OWNED BY
           EACH                          5,884,615 Shares
         REPORTING            --------------------------------------------------
          PERSON              9         SOLE DISPOSITIVE POWER
           WITH
                                            250,000 Shares
                              --------------------------------------------------
                              10        SHARED DISPOSITIVE POWER

                                            5,884,615 Shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   6,134,615 Shares
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)

                   N/A
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   50%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN
--------------------------------------------------------------------------------

---------------------------                           -------------------------
CUSIP No.  597 413 10 3                                  Page 5 of 11 Pages
----------------------------                          -------------------------


Item 1.           Security and Issuer

                  The class of equity securities to which this statement relates is the common stock, no par value, ("Common Stock") of Midisoft Corporation ("Issuer"), a Washington corporation, whose principal executive offices are located at 1605 NW Sammamish Road, Issaquah, Washington 98027. The percentage of beneficial ownership in this statement is based upon 6,387,954 shares of Common Stock outstanding as of August 31, 1998, as disclosed in the Issuer's Proxy Statement for the Annual Meeting of Shareholders to be held on October 30, 1998 filed with the Securities and Exchange Commission.


Item 2.           Identity and Background

                  This statement is filed on behalf of BP Software, Ltd., a limited partnership organized and existing under the laws of the State of Texas ("Record Holder") whose business is to acquire, hold and sell securities of the Issuer, and the two other persons described below having an interest in the Record Holder.

                  The general partner of the Record Holder is BP Software, GP, L.L.C., a Texas limited liability company ("General Partner"). The General Partner's business is to manage the assets of the Record Holder.

                  The General Partner is controlled by Shaul C. Baruch, who is the Manager of the General Partner, holding a 75% equity interest therein. Mr. Baruch's principal occupation is managing his investments. Mr. Baruch is a citizen of the United States.

                  The business address of each Reporting Person is 15851 Dallas Parkway, Suite 1120, Addison, Texas 75001.

                  During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against it or him enjoining it or him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration

                  The Record Holder acquired the securities of the Issuer for aggregate consideration of $2.5 million (described in Item 5 below) using the capital contributions made by its partners. Mr. Baruch acquired the securities

----------------------------                          --------------------------
CUSIP No.  597 413 10 3                                  Page 6 of 11 Pages
----------------------------                          -------------------------


of the Issuer owned directly by him(described in Item 5 below) in October 1997, for aggregate consideration of approximately $311,240.00 using personal funds.

Item 4.           Purpose of Transactions

                  The securities specified in Item 5(c) were acquired to obtain an equity position in the Issuer for investment purposes. Each Reporting Person may acquire or dispose of additional shares of the Issuer, but do not presently intend to do so, although this intention may change depending upon market conditions. Except as described in Item 6 below, none of the Reporting Persons has any present plans that relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the above.

Item 5.           Interest in Securities of the Issuer

                  The Record Holder and the Issuer entered into a Securities Purchase Agreement ("Purchase Agreement") dated as of October 28, 1997 pursuant to which the Record Holder purchased 1% Convertible Debentures of the Issuer ("Debentures") and warrants of the Issuer ("Warrants," together with the Debentures, the "Securities") which are convertible into and exercisable for shares of Common Stock of the Issuer, respectively. The parties entered into an amendment to the Purchase Agreement dated as of June 15, 1998, pursuant to which the Record Holder agreed to purchase $500,000 aggregate Debentures ("June Debentures") with the option to purchase an additional $500,000 prior to December 31, 1998. The June Debentures are convertible upon 90 days written notice into 2,500,000 shares of Common Stock. Pursuant to the terms of the Purchase Agreement, the Record Holder purchased the following Securities with the following exercise/conversion terms:

---------------------------                           -------------------------
CUSIP No.  597 413 10 3                                  Page 7 of 11 Pages
----------------------------                          -------------------------



                                                              EXERCISE/             NUMBER OF           MATURITY/
                         DATE                                CONVERSION               SHARES            EXPIRATION
     SECURITY*          ISSUED            AMOUNT                RATE                 ISSUABLE              DATE
     ---------          ------            ------              ---------              --------            ----------
    1.  D              10/28/97           $500,000              $.60                       833,333      10/28/2000
        W              10/28/97                                 1.50                       416,666      10/28/2002
    2.  D              11/28/97           $500,000               .60                       833,334      11/28/2000
        W              11/28/97                                 1.50                       416,667      11/28/2002
    3.  D              01/09/98           $500,000               .52                       961,538       1/9/2001
        W              01/09/98                                 1.25                       480,769       1/9/2003
    4.  D              01/28/98           $500,000               .52                       961,539      1/28/2001
        W              01/28/98                                 1.25                       480,769      1/28/2003
     5. W              06/15/98                                  .75                       500,000      6/15/2003
                                                                                           -------
                                                       SUBTOTAL                          5,884,615
                                                                                         ---------
        D              06/15/98           $500,000                .20                    2,500,000**    6/15/2003
                                                                                         ---------
                                                       TOTAL                             8,884,615
                                                                                         =========


*        D = Convertible Debenture
         W = Warrant

**       Not currently convertible

                  The Record Holder, as the holder of record, nominally holds voting and dispositive power with respect to the 5,884,615 shares of Common Stock, issuable upon conversion of the Debentures and upon exercise of the Warrants which power is shared with the General Partner, which controls the Record Holder, and ultimately with Shaul Baruch, who controls the General Partner. Accordingly, the Record Holder and the General Partner beneficially own approximately 48% of the shares of Common Stock of the Issuer. Mr. Baruch has sole voting and dispositive power with respect to 250,000 additional shares owned directly by him. Accordingly, Mr. Baruch beneficially owns 6,134,615 shares of Common Stock or approximately 50% of the outstanding shares.

---------------------------                           -------------------------
CUSIP No.  597 413 10 3                                  Page 8 of 11 Pages
----------------------------                          -------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  The Debentures accrue interest at the rate of 1% per annum payable in cash or, at the Company's option, in shares of Common Stock. The Issuer may redeem the Debentures at any time prior to conversion for an amount equal to the outstanding principal amount plus accrued interest and a redemption premium. For as long as the Debentures are outstanding or the record owner owns at least 25% of the Issuer's Common Stock, the Record Holder has the right to appoint three of the Issuer's five directors, subject to the approval of the Board of Directors and all mergers and acquisitions shall require the unanimous approval of the Board of Directors. The Record Holder has to date appointed the following three directors: Larry Smart, David Weimert and Robert Orbach. Additionally, so long as the Record Holder holds or has a right to hold any debentures, the Record Holder has a right of first refusal on all equity securities sold by the Issuer.

                  The Record Holder has the right to purchase an additional $500,000 of convertible debentures prior to December 31, 1998 and an additional $1 million of convertible debentures in June 1999. If the Record Holder exercised all of its warrants and converted all of its debt, a change of control of the Company could result.

                  The Record Holder and the Issuer also entered into a Registration Rights Agreement pursuant to which the Issuer has agreed to use its reasonable best efforts to register the shares of Common Stock issuable upon exercise of the Warrants and conversion of the Debentures within 30 days of the initial closing of the purchase of the Debentures.

Item 7.           Material to be Filed as Exhibits

         (a) Form of Securities Purchase Agreement, dated as of October 28, 1997, incorporated by reference to Exhibit 4.5(h) to the Annual Report on Form 10- KSB40 for the year ended December 31, 1997, of the Issuer ("Annual Report").

         (b) Form of Registration Rights Agreement, dated as of October 28, 1997, incorporated by reference to Exhibit 4.6(h) to the Annual Report.

         (c) Form of Debenture, dated October 28, 1997, incorporated by reference to Exhibit 4.7 to the Annual Report.

         (d) Form of Warrant, dated October 28, 1997, incorporated by reference to Exhibit 4.7 to the Annual Report.

         (e)      Joint Filing Agreement.

         (f) Second Amendment to Securities Purchase Agreement dated as of June 15, 1998,incorporated by reference to Exhibit 4.8 to the Quarterly Report on Form 10-QSB for the six months ended June 30, 1998, of the Issuer.

---------------------------                           -------------------------
CUSIP No.  597 413 10 3                                  Page 9 of 11 Pages
----------------------------                          -------------------------


         (g) Form of Debenture dated June 15, 1998.

         (h) Form of Warrant dated June 15, 1998.

---------------------------                           -------------------------
CUSIP No.  597 413 10 3                                  Page 10 of 11 Pages
----------------------------                          -------------------------


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 22, 1998


                                               BP SOFTWARE, LTD.
                                               By: BP Software, GP, L.L.C.


                                              By:  /s/ Shaul C. Baruch, Manager
                                                  -----------------------------
                                                       Shaul C. Baruch, Manager


                                                BP SOFTWARE, GP, L.L.C.


                                              By: /s/ Shaul C. Baruch, Manager
                                                 -------------------------------
                                                      Shaul C. Baruch, Manager


                                                  /s/ Shaul C. Baruch
                                                 ------------------------------
                                                  Shaul C. Baruch, Individually

---------------------------                           -------------------------
CUSIP No.  597 413 10 3                                  Page 11 of 11 Pages
----------------------------                          -------------------------

                                    AGREEMENT


                  This will confirm the agreement by and among the undersigned that the Schedule 13D dated October 22, 1998, with respect to the ownership of Common Stock of Midisoft Corporation by the undersigned, is filed on behalf of each of the undersigned.


Dated: October 22, 1998


                                               BP SOFTWARE, LTD.
                                               By: BP Software, GP, L.L.C.


                                              By:  /s/ Shaul C. Baruch, Manager
                                                  -----------------------------
                                                       Shaul C. Baruch, Manager


                                                BP SOFTWARE, GP, L.L.C.


                                              By: /s/ Shaul C. Baruch, Manager
                                                 -------------------------------
                                                      Shaul C. Baruch, Manager


                                                  /s/ Shaul C. Baruch
                                                 ------------------------------
                                                  Shaul C. Baruch, Individually